J. Brian Palmer Vice President and Chief Accounting Officer

October 5, 2010

Mr. Jim B. Rosenberg

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Dear Jim,

We received your letter dated September 21, 2010.  We currently anticipate providing our responses to you by October 29, 2010.  Should you have any questions, I can be reached at (617) 725-7115.

Sincerely,

/s/ J. Brian Palmer

CC:                            Frank Wyman

Lisa Vanjoske

Corporate Headquarters: White Mountains Insurance Group, Ltd. 14 Wesley Street, 5th Floor Hamilton HM JX, Bermuda Ph: 441-278-3160 ó Fax: 441-278-3170	Executive Offices: White Mountains Insurance Group, Ltd. 80 South Main Street, Hanover, NH 03755 Ph: 617-725-7115 ó Fax: 617-725-7120 E-mail: bpalmer@whitemountains.com